Exhibit 11

MATERION CORPORATION AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	First Quarter Ended
	Mar. 28,	Mar. 29,
(Thousands, except per share amounts)	2014	2013
Basic:
Average shares outstanding	20,604	20,481
Net Income	$7,331	$6,785
Per share amount	$0.36	$0.33

Diluted:
Average shares outstanding	20,604	20,481
Dilutive stock securities based on the treasury stock method using average market price	358	343
Totals	20,962	20,824
Net Income	$7,331	$6,785
Per share amount	$0.35	$0.33

Stock appreciation rights with exercise prices in excess of the average market price of common shares totaling 510,000 as of March 28, 2014 and 416,000 as of March 29, 2013 were excluded from the diluted calculations as their effect would have been anti-dilutive.